EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Thirty-nine weeks ended February 24, 2008
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$1,020.5
Add/(deduct):
Fixed charges	248.2
Distributed income of equity method investees	22.6
Capitalized interest	(7.5)

Earnings available for fixed charges (a)	$1,283.8

Fixed charges:
Interest expense	$205.1
Capitalized interest	7.5
One third of rental expense (1)	35.6

Total fixed charges (b)	$248.2

Ratio of earnings to fixed charges (a/b)	5.2

(1)	Considered to be representative of interest factor in rental expense.

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